EXHIBIT 8

                           GENERAL MOTORS CORPORATION
                            3044 WEST GRAND BOULEVARD
                             DETROIT, MICHIGAN 48202

                                          October 8, 1996



General Motors Corporation
3044 West Grand Boulevard
Detroit, MI  48202


Dear Sirs:

In connection with the General Motors Corporation (the "Company") Prospectus for the proposed issue and sale of Medium-Term Notes Due Nine Months to Thirty Years from Date of Issue (the "Notes"), I have acted as tax counsel to the Company, and in that capacity have furnished certain opinions to it. I hereby confirm to you the opinion as set forth under the heading "United States Federal Taxation" in the Prospectus covering such notes which is part of the registration statement to which this letter is attached as an exhibit. As indicated in the opinion, the discussion sets forth a general summary of certain United States Federal income tax consequences of the ownership and disposition of the Notes as applied to original holders purchasing Notes at the issue price. Holders are advised to consult their own tax advisors with regard to the application of the income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign tax jurisdiction.

I hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the Registration Statement and to the reference to tax counsel under the heading "United States Federal Taxation" in each of the Prospectus Supplements. By providing the foregoing consent, I do not admit that tax counsel fall within the category of persons whose consent is required under section 7 of the Securities Act of 1933, as amended.





                                  /s/ Robert N. Deitz
                                  -------------------
                                  Robert N. Deitz
                                  Senior Tax Counsel